

Maximizing Value at Matthews

January 2025



Important Disclosures

The materials contained herein (the "Materials") represent the opinions of Barington Companies Equity Partners, L.P. and the other participants in its proxy solicitation ("Barington," the "Barington Group" or "we") and are based on publicly available information with respect to Matthews International Corporation ("Matthews" or the "Company"). The Barington Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Barington Group's conclusions. The Barington Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Barington Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Barington Group herein are based on assumptions that the Barington Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of the Barington Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Barington Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Barington Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Barington Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Barington Group. Although the Barington Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Barington Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Barington Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

"Some would think that this business is a no-brainer to make money in. However, my experience is that companies in the funeral services industry have a hard time retaining their focus on their core competencies and profitability."

Death Is Certain: Can Matthews International Profit?
New Low Observer, April 1, 2009

Maximizing Value at Matthews: Agenda

A. Executive Summary

B. About Barington

C. Our Extended Engagement with Matthews

D. Underperformance at Matthews

E. Value Potential at Matthews

F. Issues with Incumbent Management and Incumbent Board

G. About Our Highly Qualified Director Nominees

H. Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

    – Refresh the Board and improve corporate governance

    – Promptly commence a search for a new CEO

    – Focus on businesses where Matthews can create long-term shareholder value

    – Increase the amount of Matthews' SG&A expense reduction and allocate cash to reduce indebtedness

A. Executive Summary

- Barington has substantial experience investing in manufacturing and industrial companies, with a 24-year history of working collaboratively with management teams and boards to improve long-term value.

- As owners of approximately 1.9% of the outstanding shares of common stock of Matthews, we invested in the Company because we believed that the Company was significantly undervalued and had the potential to deliver substantial, above-market returns for its investors.

- We are patient, long-term investors, but we can no longer accept the status quo. We strongly believe that Matthews needs to take decisive steps to address its prolonged period of share price underperformance and unlock its value potential.

- CEO Joseph Bartolacci has eroded value for Matthews' shareholders during his 18-year tenure and the Company's track record of operating execution and capital allocation has been extremely poor.

- Matthews' shareholders deserve a declassified board with new directors committed to creating and sustaining value.

- We believe our four-step plan represents the best path forward for Matthews to drive long-term value creation for all shareholders.

- Despite Matthews' claims, we do not believe that the Company is implementing most of our plan and fear that a vote for Matthews' director nominees will embolden the Company to return to a status quo of poor capital allocation, excessive spending, and no accountability.

Maximizing Value at Matthews: Agenda

A. Executive Summary

B. About Barington

C. Our Extended Engagement with Matthews

D. Underperformance at Matthews

E. Value Potential at Matthews

F. Issues with Incumbent Management and Incumbent Board

G. About Our Highly Qualified Director Nominees

H. Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

We have a 24-year track record of creating value

About

Barington Companies Equity Partners, L.P. is a value-oriented activist investment fund that was founded by James Mitarotonda in January 2000. Barington seeks to invest in undervalued publicly traded companies that we believe can appreciate in value, as a result of change in corporate strategy, capital allocation, and/or corporate governance.

Management Team

As a veteran activist investor, Mr. Mitarotonda leads a team of experienced investment professionals and advisors with extensive strategic, operating and boardroom expertise.

Track record

Barington Capital has a twenty-four-year record of cumulative outperformance versus the Russell 2000 Index and S&P 500 Total Return Indices.[1] Barington Capital was named as one of the top-ten most-influential activist investors in 2018 and 2021 by Activist Insight. It has also been recognized by Capital Finance International for having a strong corporate governance team.[2]

Invested companies











































































Mattel, TriMas, Hanes Brands Inc, Matthews International, Victoria's Secret, Standex
Rambus, L Brands, Xerium, Bloomin' Brands, Chico's FAS, Avon
DHI, The Children's Place, Omnova Solutions, Ebix, The Eastern Company, Darden, CDR Cedar Realty Trust
The Jones Group, Ameron International, Gerber Scientific, Dillard's
Lancaster Colony, Griffon Corporation, Warnaco, Consolidated Tomoka, S1
Lone Star Steakhouse & Saloon, Torch Energy Royalty Trust, Pep Boys, Red Lion Hotels, A. Schulman, Stride Rite
Steve Madden, register.com, Syms, Payless ShoeSource, Nautica

1. Past performance is not a guarantee of future results.
2. The rankings were published in Activist Insight Annual Review 2018 and 2021 but relate to the 12-month period prior to the publication dates. Each year in the ordinary course of its business, Activist Insight creates a ranking of the most influential activists over the past year, based on the number, size, and performance of their activist investments, comprehensively derived from the Activist Insight Online database. There is no commercial relationship between Activist Insight and Barington Capital, and Activist insight was not compensated by Barington in connection with obtaining or using this rating.

Maximizing Value at Matthews: Agenda

A. Executive Summary

B. About Barington

C. Our Extended Engagement with Matthews

D. Underperformance at Matthews

E. Value Potential at Matthews

F. Issues with Incumbent Management and Incumbent Board

G. About Our Highly Qualified Director Nominees

H. Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

During our engagement, the Company has made little progress

- We have been engaged with Mathews since we entered into an agreement in December 2022. As part of the agreement, we withdrew our director nominations and agreed to consult with the Company on opportunities to increase shareholder value.
- Unfortunately, the Matthews team kept us at arms-length, limiting interactions to mostly quarterly phone calls, and, in our view, demonstrating little intent to meaningfully engage. As a result, we have not seen much evidence of progress on any of our recommendations. The Company terminated the agreement in November 2024.

12/13/2022
Barington presents plan for value creation at Matthews at the Bloomberg Activism Forum
- Deploy free cash flow to reduce debt, not acquisitions
- Simplify portfolio
- Reduce non-operating expense
- Refresh the Board

12/2022
Barington nominates two directors for election to the Board

12/30/2022
Barington and Matthews enter into an agreement, pursuant to which Barington will serve as a consultant to Matthews

12/30/2022-10/25/2024
The Company "allowed Jim Mitarotonda to meet with the corporate business leaders on a quarterly basis"[1]

9/26/2023
Barington presents plan to Matthews' Board of Directors (the "Board") (only time):
- Maintain Memorialization for its strong cash flow generation
- Divest SGK Brand Solutions
- Adopt "build or divest" strategy for Industrial Technologies (and increase disclosures)
- Reduce debt

10/15/2024
Barington declines to enter into NDA with Company, given the lack of meaningful engagement to date.

10/18/2024
Matthews delivers notice of non-renewal Agreement and consultation with Barrington, effective November 1, 2024

11/27/2024
Barington nominates three directors for election to the Board

1/9/2025
Barington files definitive proxy statement

2/20/2025
Annual Shareholder Meeting

1. Matthews, Press Release, December 10, 2024

BARINGTON

Maximizing Value at Matthews: Agenda

A.   Executive Summary

B.   About Barington

C.   Our Extended Engagement with Matthews

D.   Underperformance at Matthews

E.   Value Potential at Matthews

F.   Issues with incumbent Management and Incumbent Board

G.   About Our Highly Qualified Director Nominees

H.   Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

BARINGTON

The Company has not delivered value for shareholders

- Matthews' total shareholder return (including dividends) has drastically lagged its peers and major indexes. The Company's share price has underperformed the S&P 500 index by -339.6% since Mr. Bartolacci started his role as CEO on October 1, 2006.

- Between October 2, 2006, the first trading day after Mr. Bartolacci became CEO, and December 31, 2024, the Company's total shareholder return (including dividends) was a mere 2.2% and the stock price (without dividends) declined by 24.7%.

Cumulative Total Shareholder Return through 12/31/2024
(Percent change; includes dividends)

	Matthews	Company Peer Group[1]	S&P 500 Index	Russell 2000 Index
1 Year	(21.9)%	9.3%	23.3%	10.0%
3 Years	(17.6)%	18.6%	23.4%	(0.7)%
5 Years	(16.3)%	50.7%	82.1%	33.6%
10 Years	(29.7)%	148.1%	185.7%	85.1%
18 Years (CEO Tenure)	2.2%	580.0%	341.8%	210.3%

Matthews 18-Year Common Stock Closing Price
(Excludes dividends)
$ per share



1. Proxy peer performance is based on the market capitalization-weighted total shareholder return (including dividends) of the companies in Matthews self-selected peer group as identified in its 2025 proxy statement which consists of Barnes Group Inc. (B), Columbus McKinnon Corporation (CMCO), Deluxe Corporation (DLX), Enpro Inc. (NPO), Graco Inc. (GGG), ICF International, Inc. (ICFI), Hillenbrand, Inc. (HI), John Wiley & Sons, Inc. (WLY), Mativ Holdings, Inc. (MATV), MSA Safety Incorporated (MSA), Minerals Technologies Inc. (MTX),Moog Inc. (MOG.A), Service Corporation International (SCI), Standex International Corporation (SXI), TriMas Corporation (TRS), Woodward, Inc. (WWD), excludes Altra Industrial Motion Corp., Kaman Corporation, and Stagwell Inc.
Source: S&P Capital IQ as of December 31, 2024.

BARINGTON

Poor capital allocation and uneven execution have hurt margins and return on capital

- Over Mr. Bartolacci's 18-year tenure, Matthews spent approximately $1.8 billion on acquisitions and other capital investments to increase revenue by $1.2 billion, from approximately $715.9 million in 2006 to $1.8 billion in 2024.

- During this period, Matthews' EBITDA margins declined by 6.7%, from 17.7% to 11.0%, and gross margins fell by 3.9%.

- As a result of significant capital investments and deteriorating margins, Matthews' return on invested capital has lagged its cost of capital since 2013.

Annual change in revenue lags capital investments
$ millions



Matthews margins have deteriorated over 18 years
Percent of sales



Returns on invested capital have lagged the cost of capital for the last 12 years
Percent



1. WACC reflects the weighted average cost of the Company's marginal cost of debt and the Company's cost of equity, which is based on the average annual risk-free rate, the Company's Beta of 1.1, and the long-term market risk premium of 6.8%.
2. Return on invested capital (""ROIC") is based on the Company's tax-effected EBIT divided by the average annual capital. We note that the Company's uses EBITDA instead of tax-effected EBIT to compute its annual ROIC for the purpose of compensation. The Company's ROIC computation does not reflect the Company's actual annual taxes, depreciation (the deferred cost of the Company's actual capital expenditures), amortization (the cost of the Company's acquisitions) or interest (the cost of borrowing to fund acquisitions).

Source: S&P Capital IQ; Matthews 2006-20224 Form 10-K filings; Matthews 2006-2024 Proxy Statements; US Treasury

BARINGTON

Poor execution has eroded operating results

- Matthews has identified a few key metrics which it believes drive shareholder value creation, including adjusted net income, economic value added, and adjusted operating cash flow.
- During the periods that the Company has reported these metrics, results have been extremely poor, despite significant investments in acquisitions and capital expenses.

Matthews actual "adjusted net income"
$ millions



Matthews "economic value added"
$ millions



Matthews "adjusted operating cash flow"
$ millions



Source: Matthews 2012-2025 Proxy Statements

BARINGTON

The SGK Brand Solutions transaction underscores the destruction of value at Matthews

- The Company has invested heavily in its SGK Brand Solutions business, even though it has been the Company's worst performing segment. We do not believe that the Company will recoup its investments in this business in the recently announced transaction.

- While we believe the Company has to divest the SGK Brand Solutions segment, Matthews' proposed a private market valuation of $900 million is above public market comparable valuations.

- The Company has not disclosed how it will eventually divest its 40% in the newly formed entity and fully monetize its investment in SGK Brand Solutions.

SGK Brand Solutions Revenue and Investment
$ millions



Estimated return on SGK Brand Solutions investment
$ millions



*   On January 8, 2025, Matthews announced it would receive $350 million in upfront consideration plus 40% of the combination of SGK Brand Solutions and SGS following the sale of the SGK Brand Solutions segment. Matthews assign a private market value of $900 million to the contributions of SGK Brand Solutions and SGS, or equal to 9x LTM EBITDA. As a result, Matthew's values its 40% ownership of the combined company at $360 million. Barington assign a value of $700 million to the combined contributions, based on public company comparables of 7x LTM EBITDA, valuing the Company's ownership at $280 million. Comparable companies include Cimpress PLC (Nasdaq:CMPR) and Quad/Graphics, Inc. (NYSE:QUAD).

Source: S&P Capital IQ; Matthews 2006-2024 Form 10-K filings; Matthews Press Release and Form 8-K filing, January 8, 2025; Barington estimates

Comparatively high SG&A spending is one driver of poor operating results

- Matthews' annual SG&A spending has grown significantly faster than its revenue during the prior 18 years.

- Today, the Company's SG&A spending as a percent of revenue exceeds the median expenditures of its peer group by a substantial margin.

- We believe that the Company's recently announced $50 million SG&A cost reduction plan falls short and needs to be increased to deliver at least $80 million in cost reductions by mid-2025.

Revenue and SG&A expense[1]
$ millions



SG&A expense as percent of revenue[1,2]
Percent



1. SG&A Expenses exclude amortization.
2. Proxy Peer median based on the companies in the Company's peer group as identified in its 2025 Proxy Statement excluding Altra Industrial Motion Corp. and Kaman Corporation.
Source: S&P Capital IQ; Matthews 2006-2024 Form 10-K filings



Poor capital allocation has elevated Matthews' debt and borrowing cost

- Leverage has grown rapidly in the last 18 years, with limited debt reduction since the Company's acquisition of Schawk Inc. a decade ago.

- Interest expenses are up more than 600% in the last 18 years and consumed half of operating income in fiscal 2024.

- The Company recently refinanced $300 million of its outstanding debt at a coupon of 8.625% which will further raise borrowing costs.

Mathews 18-Year Net debt/EBITDA[1]



Interest expense
$ millions; percent of sales



1. Net debt excludes capital leases. EBITDA includes stock-based compensation expense.
Source: S&P Capital IQ; Matthews 2006-2024 Form 10-K filings

Maximizing Value at Matthews: Agenda

A. Executive Summary

B. About Barington

C. Our Extended Engagement with Matthews

D. Underperformance at Matthews

E. Value Potential at Matthews

F. Issues with Incumbent Management and Incumbent Board

G. About Our Highly Qualified Director Nominees

H. Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

BARINGTON

Matthews has significant embedded value

- We believe that Matthews has tremendous embedded value.
- We estimate that the Company's businesses could have a combined value of $44-57 per share, before any additional value from its Energy Storage business.
- Our analysis reflects the recent SGK Brand Solutions transaction. Based on the information disclosed by the Company, we value that business at $21-23 per share.



Value per share estimate
$

$ millions; except per share	Memorialization	SGK Brand Solutions	Industrial Technologies (Automation; Identification)	Energy Storage	Shared costs	Value of current businesses before Energy Storage	Corporate costs	Net debt	Value per share before Energy Storage	12/31/24 Closing share price
LTM Revenue	829.7	434.5	436.6	100.0[3]		1,795.7				
LTM EBITDA	162.6	61.6	34.7	5.0	-29.4	234.5	29.4			
EV/LTM Revenue	1.8-2.2x[1]	1.4-1.6x[2]	1.1-1.3x[1]			1.4-1.7x				
EV/LTM EBITDA	9.0-11.0x[1]	10.2-11.5x[2]	13.8-16.3x[1]		9.8-11.6x	9.8-11.6x	3.0x			
Total value	1,463.3-1,788.4	630-710	480.2-567.5		-406.7-480.6	2,166.8-2,585.3	-88.2	-738.3	1,340.4-1,758.9	
Value per share[4]	45-58	21-23	16-19		-13-16	71-84	-3	-24	45-57	

1. Valuation multiples are based on comparable companies, including Service Corporation International (NYSE:SCI), Carriage Services, Inc. (NYSE:CSV), for Memorialization; and Applied Industrial Technologies, Inc. (NYSE:AIT) and Scott Technology Limited (nzse:SCT) for Warehouse Automation and Product Identification.
2. Matthews announced it would receive $350 million in cash and preferred equity plus 40% of the combination of SGK Brand Solutions and SGS. Matthews assigns a private market value of $900 million to the contributions of SGK Brand Solutions and SGS, or equal to 9x LTM EBITDA. Barington assign a value of $700 million to the combined contributions, based on public company comparables of 7x LTM EBITDA. Public company peers include Cimpress plc (Nasdaq:CMPR) and Quad/Graphics, Inc. (NYSE:QUAD)
3. Matthews does not disclose LTM revenue and LTM EBITDA for each of its Warehouse Automation, Printing Solutions, or Energy Storage businesses. These figures reflect our assumptions based on management's statement that the Company secured over $200 million in orders for its energy storage solutions business in the first quarter of 2023 and our observation that it has taken several years to deliver these orders.
4. Assumes 30.6 million weighted average shares outstanding

Source: Matthews fiscal 2024 Form 10-K filing; Matthews Press Release and Form 8-K filing, January 8, 2025; S&P Captial IQ

BARINGTON

But investors don't expect the Company to fully realize its potential

- Poor capital allocation and deteriorating operating results have caused Matthews' shares to trade at declining multiples. Today, the Company's TEV/EBITDA multiple is at a near all-time low and less than one-half its value before the Company's failed acquisitions and ineffective capital expenditures.

- Matthews' shares trade at a significant discount to its peers on many commonly used valuation metrics. We believe that this reflects investors' expectation that the current management team and Board will not realize the Company's full value.

TEV/LTM EBITDA[1]
Ratio as of September 30



Comparison of Matthews' and Proxy Peers' trading multiples[2]



1. Total Enterprise Value without operating lease liabilities
2. Proxy peer performance is based the companies in Matthews' self-selected peer group as identified in its 2025 proxy statement which consists of Barnes Group Inc. (B), Columbus McKinnon Corporation (CMCO), Deluxe Corporation (DLX), Enpro Inc. (NPO), Graco Inc. (GGG), ICF International, Inc. (ICFI), Hillenbrand, Inc. (HI), John Wiley & Sons, Inc. (WLY), Mativ Holdings, Inc. (MATV), MSA Safety Incorporated (MSA), Minerals Technologies Inc. (MTX),Moog Inc. (MOG.A), Service Corporation International (SCI), Standex International Corporation (SXI), TriMas Corporation (TRS), Woodward, Inc. (WWD), excludes Altra Industrial Motion Corp., Kaman Corporation, and Stagwell Inc.

Source: S&P Capital IQ; as of December 31, 2024

BARINGTON

Maximizing Value at Matthews: Agenda

A.   Executive Summary

B.   About Barington

C.   Our Extended Engagement with Matthews

D.   Underperformance at Matthews

E.   Value Potential at Matthews

F.   Issues with Incumbent Management and Incumbent Board

G.   About Our Highly Qualified Director Nominees

H.   Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

BARINGTON

Current management and Board are ineffective, over tenured and entrenched

As discussed further in the following slides:

- Mr. Bartolacci has proven to be ineffective and lacks credibility

  – Poor execution, capital allocation and operating results

  – No value creation in 18 years

  – History of making promises and failing to deliver

  – Deterioration of financial disclosures

- The Board has presided over a significant decline in shareholder value and consistently fails to take accountability for the Company's poor share price performance

- The Board is over tenured, raising questions about director independence

- The classified structure undermines Board accountability

- The Board does not act without shareholder pressure to focus on shareholder value

We believe

that change

is warranted

We do not believe that Mr. Bartolacci is a credible leader

- Mr. Bartolacci has a long history of making lofty commitments to shareholders without delivering meaningful results. In our view, he has exhibited a troubling pattern of using promises of future value creation from the Company's investments to divert attention from its deteriorating performance.

- Over time, his focus has shifted from SGK Brand Solutions to Product Identification and, most recently, to Energy Storage.

Date	Fool me once, shame on you: Mr. Bartolacci's comments on promised new Product Identification product
Jan. 27, 2017	"We are **approaching the launch** of what we believe to be a significant new product."
May 3, 2019	"**We have orders** [for the new printer platform] in place, given what we have already produced in beta."
Nov 22, 2019	"With regard to our investment in the new products for our Industrial Technologies segment … **full launch will remain delayed**."
Jan 31, 2020	"Our **full launch will remain delayed most likely into next year**."
Nov 20, 2020	"Regarding our new product in this segment, we're **on track to launch later this year**."
Jan 28, 2022	"Our new product in the product identification business is expected to **add revenue next calendar year**."
Apr 28, 2022	"In Product Identification, we continue to **make good progress** in the development of our new products."
July 28, 2023	"We **made progress** on our new print engine in our Product Identification business and are finalizing production plans this coming quarter."
Nov 17, 2023	"We anticipate **launching this solution sometime in the latter half of 2024 to early 2025**."
Nov 22, 2024	"… we are now preparing to launch the product in the **latter half of fiscal 2025**."
Jan 14, 2025	"**New disruptive technology for CPG customers**"

Source: Matthews quarterly earnings calls transcripts; Matthews International Presentation, Needham Growth Conference, January 14, 2025

BARINGTON

Now, it appears Mr. Bartolacci's latest Energy Storage promises are beginning to falter

- After failing to launch a new Product Identification product, Mr. Bartolacci has refocused on other investment projects.
- In the last few years, Mr. Bartolacci has started to make grand promises about Matthews' Energy Storage business. These promises have yet to materialize.

Date	Fool me twice: Comments on Energy Storage/Battery Manufacturing Equipment
Jan 31, 2020	"**[W]e expect to see a more consistent revenue stream** … and we expect larger and more production-related equipment."
May 8, 2020	"Although delivery is expected in the latter part of this calendar year, **we are already beginning discussions for future orders**."
Jan 29, 2021	"The most exciting news in our portfolio comes from the energy storage business of our Saueressig subsidiary, where we have … **a significant increase in orders** when compared to prior years."
Jan 28, 2022	"They expect it to be a good year next year from a revenue standpoint, **the biggest year will probably be in '25**."
Nov 18, 2022	"… The order rates that we're seeing support a **higher level of revenues for next year** … our customers will be ready to accept."
July 23, 2023	"We are also in discussions with multiple players for the beginning of what I would call production lines … I would expect it to be a good year next year from a revenue standpoint, **the bigger year will probably be in '25**."
February 2, 2024	"Customer readiness to accept our equipment throughout the year will be, and in this quarter clearly was, the primary factor behind the performance of the energy business as **delays have impacted the timing of anticipated revenues**."
Aug 8, 2024	"Total sales were lower for the quarter, primarily driven by **continued customer delays of shipments and installations of energy storage equipment … '25 is going to be a good year … but I would not expect a significant growth year**."

Source: Matthews quarterly earnings calls transcripts

BARINGTON

Matthews directors' long tenure undermines the Board's independence

- Despite the Company's poor operating and share price performance, as of the 2025 shareholder meeting, Matthews' directors will have an average tenure of approximately 11 years, 4 years, or 60% longer, than the average director tenure at a Russell 3000 company.[1]
- Two of the Company's 2025 director nominees have been on the Board for 10 years or more. By comparison, in 2023, the average departing director tenure for Russell 3000 companies was nine years, reflecting healthy board turnover.
- We believe that the nomination of Mr. Nauman is not a refreshment of the Board, but rather an attempt to entrench the existing directors by adding a director with little public company experience and a poor record of board performance.
- As result of their long tenures, we question the independence of any director that has served on the Board for 10 years or more.[2]

Tenure as Matthews director

Years on Matthews' Board as of 2025 shareholder meeting



Bartolacci 20
Dietze 17
Garcia-Tunon* 15
Whitaker* 14
O'Brien 14
Babe 14
Schawk 11
Dunlap* 10
Etzkorn 5
Richards 2
Wlodarczyk 1
Russell 3000 average = 7 years
Matthews' average = 11 years

Director independence

Number of Directors



Truly independent. 3
Executives. 2
Former executive. 1
Tenure more than 9 years**. 5

1 Analysis does not reflect director Jerry R. Whitaker retirement at the 2025 Annual Meeting, and that the Board has nominated J. Michael Nauman in his stead.

2 According to Institutional shareholder Services, "Limiting director tenure allows new directors to the board to bring fresh perspectives. A tenure of more than nine years is considered to potentially compromise a director's independence" (*ISS Governance QuickScore 2.0 Overview and Updates*). ISS recommends to "vote for the election of directors unless … the nominee is proposed to be (re) appointed as an independent director by the board and has a tenure of more than 10 years on the board." (*Proposed ISS Benchmark Policy Changes for 2025*)

* Term expires in 2025

Source: NACD, *2024 Inside the Public Company Boardroom,* February 15, 2024; The Conference Board, *Making Board Refreshment a Reality,* March 9, 2023; S&P Capital IQ; Matthews 2006-2025 Proxy Statements

BARINGTON

Matthews' directors have little public company board experience

- Matthews' directors have stunningly little previous public company board experience. Only four of its nine non-executive directors have ever been on the board of another public company.

- Three of the last four directors nominated to the Board had no prior public company board experience. The fourth nominee, Mr. Nauman, has a scant three years of experience of public company board service.

- We believe that the lack of public board experience on the Matthews Board further entrenches the incumbent directors and undermines the effectiveness of the Board.

Directors with experience on other public company boards
Number of non-executive directors



Total number of public company director positions ever held (excluding Matthews)
Number of directorships held by non-executive directors



* Current term expires in 2025. Note that Mr. Whitaker will not be standing for re-election at the 2025 Annual Meeting and the Board has nominated J. Michael Nauman. Mr. Nauman has served on the Board of Commercial Vehicle Group since July 2021.
Source: Matthews 2025 Proxy Statement

BARINGTON

And this Board has approved CEO compensation that does not reflect shareholder interest

- We do not believe that Matthews' compensation committee follows its principle to "pay for performance," based on its own peer benchmarks, stagnant performance targets for executives, and the comparatively small portion of compensation that is tied to performance.

The Company routinely sets compensation above peer benchmarks, resulting in excessive compensation



Performance targets have barely moved and are frequently lowered, resulting in more pay for poorer performance




Only 56% of compensation is tied to performance



* Matthews discloses that its Long-Term Incentive (LTI) award represents 62% of target compensation for Mr. Bartolacci and that 40% of its LTI, equal to 25% of total target compensation, is "time-based" and not tied to performance. As a result, 25% plus 19%, or 44%, of total compensation is not tied to performance.

Source: Matthews 2011-2025 Proxy Statements

We do not believe this Board acts without Barington's influence

- During the last few decades, the Company invested heavily in diversification, using cash from its Memorialization segment and debt. Operating performance declined and the Company's financial position deteriorated while the Board took no action.

- In 2022, Barington proposed deploying free cash flow to reduce debt, not acquisitions; simplifying the portfolio; and reducing non-operating expense.

- It appears to us that only after we discussed replacing the leadership team and it became clear that we would nominate new directors to the Board, did the Company start making progress on our recommendations.

- As a result, we believe that our presence, both inside the boardroom as directors and outside the boardroom as shareholders, is required to drive action that creates value for shareholders. Without our nominees on the Board, we fear the Company would be emboldened to return to the status quo.



Source: Matthews' earnings call transcripts; Matthews Proxy 2006-2024 Proxy Statements; Matthews, Press release, December 10, 2024

Maximizing Value at Matthews: Agenda

A. Executive Summary

B. About Barington Capital Group

C. Our Extended Engagement with Matthews

D. Underperformance at Matthews

E. Value Potential at Matthews

F. Issues with Incumbent Management and Incumbent Board

G. About Our Director Nominees

H. Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

BARINGTON

Ana Amicarella brings innovation, global leadership, and energy storage expertise

- Ana Amicarella serves as CEO of EthosEnergy, a global independent provider of services for the power generation, oil and gas, industrial and aerospace sectors. She has drawn on her more than 30-year track record at General Electric and Aggreko to deliver impressive results. Ana has leveraged her more than 20 years of experience running P&Ls and has more than doubled EthosEnergy's EBITDA during the five years she has run the business.

- Ms. Amicarella has over 30 years of experience in the energy, energy storage and power generation industry. We believe that her industry experience and track record in building new products and services in energy storage and power generation are relevant to Matthews' Industrial Technologies businesses. Ms. Amicarella successfully ran three different businesses for Aggreko helping customers through the energy transition with power generation, cooling, and energy storage solutions

Career highlights	• CEO, Ethos Energy • Managing Director, Aggreko • GE Energy • Director, Warrior Met Coal • Director, Forward Air
Industry experience	• Battery energy storage (8 years) • Power generation; energy transmission; energy equipment (27 years)
Functional experience	• Chief executive officer (6 years) • Industrial sales and marketing (8 years) • Finance • Global leadership
Board experience	• Independent director, Warrior Met Coal (6 years) • Independent director, Forward Air (8 years)



HOUSTON BUSINESS JOURNAL
MOST ADMIRED
CEO
AWARDS

Ana Amicarella
CEO, EthosEnergy

Chan Galbato bring extensive board, operating, printing industry and digital experience

- We believe that Chan Galbato brings a nearly unparalleled track record of operational leadership and corporate board service, with experience on more than 20 boards and chairmanships or lead-director roles on more than 10 boards.

- Moreover, Mr. Galbato brings relevant industry experience in several of Matthews' businesses that is missing on the current Board, including digital distribution and business models (Memorialization); commercial printing and building products (Product Identification); automotive (Energy Storage); and iot and intelligent devices (Product Automation).

Career highlights	• CEO, Cerberus Operations & Advisory Company at Cerberus Capital Management (15 years) • CEO, Invensys; Armstrong World Industries; Choice Parts; Coregis (7 years) • Director on more than 20 boards
Industry experience	• Commercial printers and labeling (9 years) • Real estate and construction (16 years) • Automotive (7 years) • Specialty vehicle manufacturing (9 years)
Functional experience	• Chief executive officer (7 years) • Commercial operations • Digital strategy, cybersecurity (13 years) • Manufacturing • Global leadership
Board experience	• Independent director of more than 20 boards • Chairman or lead director on more than 10 boards



Mr. Mitarotonda brings a proven record of value creation on corporate boards

- Mr. Mitarotonda, CEO of Barington Capital Group, L.P., has been instrumental in creating value at the companies where he has been a director or advisor to the Board. As an investor, Mr. Mitarotonda brings an owner's perspective to the boardroom, reflected in his ability to challenge long-held assumptions, willingness to make difficult decisions and act resolutely to create long-term value for all shareholders.

- Mr. Mitarotonda has served as a director and advisor to more than 20 boards across a broad range of companies and industries, including at Rambus, Inc. (NASDAQ: RMBS), Avon Products (formerly NYSE: AVP), OMNOVA Solutions (formerly NYSE: OMN), Pep Boys - Manny, Moe & Jack (formerly NYSE: PBY), A. Schulman Inc. (formerly NASDAQ: SHLM), and others. He has an impressive record of delivering a step change in board effectiveness. Through his purposeful engagement, proven ability to work effectively with peer directors, and sense of urgency, he has transformed numerous boards to set explicit priorities and take decisive actions that have created long-term shareholder value.

Career highlights	• CEO, Barington Capital • Director on more than 18 boards
Industry experience	• Industrial technology (33 years)
Functional experience	• Chief executive officer (24 years) • Finance (more than 30 years)
Board experience	• Independent director 18 boards



The incumbent directors lack relevant experience

Nominee	Industry and functional experience	Board experience
Terry Dunlap	• Brings no relevant industry experience after an entire career (33 years) in the steel industry • Served as interim CEO of a public company for only 1 year and 3 months • Has limited global experience (has never held an executive position outside PA, IL, CT)	• Has 16 years of cumulative public company board experience, excluding Matthews
Alvaro Garcia-Tunon	• Brings no relevant industry experience, after a career in construction machinery and heavy transportation equipment • Brings no operational experience, after a career in Finance • Has not held an executive position in 11 years • Will reach the mandatory retirement age half-way through his upcoming term • Has never served as a company CEO	• Will reach retirement age after one year and five months into his next term as director of Matthews • Served on the Matthews audit committee for 12 years (most boards recommend 1-3 years) • Has 14 years of cumulative public company board experience, excluding Matthews
J. Michael Nauman	• Brings 8 years of Commercial printers and labeling experience • Has 20 years of electronic manufacturing experience	• Has 3 years of public company board experience

BARINGTON

Maximizing Value at Matthews: Agenda

A.   Executive Summary

B.   About Barington Capital Group

C.   Our Extended Engagement with Matthews

D.   Underperformance at Matthews

E.   Value Potential at Matthews

F.   Issues with Incumbent Management and Incumbent Board

G.   About Our Director Nominees

H.   Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

BARINGTON

Our Four-Step Plan to Drive Long-Term Value Creation at Matthews

- We believe our four-step plan represents the best path forward for Matthews to drive long-term value creation.

Our plan includes four steps:

1. Refreshing the composition of the Board and improving Matthews' corporate governance and capital allocation by adding new, experienced directors with proven records of creating long-term value for shareholders, and declassifying Matthews' staggered Board.

2. Promptly commencing a search for a new CEO, after 18-years of deteriorating operating results, increasing debt, and underperforming shareholder value creation.

3. Focusing on businesses where Matthews can create long-term shareholder value by having the Company not only divest its poorly performing SGK Brand Solutions segment but also follow through with its strategic review of its Warehouse Automation and Product Identification businesses within its Industrial Technologies segment and identify an experienced and well-funded industry partner for its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business.

4. Improving cash flow by increasing the amount of Matthews' sales, general and administrative (SG&A) expense reduction initiatives from $50 to $80 million and by allocating cash received from divestitures and the Memorialization segment to reduce indebtedness.

- We estimate that Matthews' core Memorialization business has a debt-free, cash free value of $48-58 per share, as set forth in more detail on Slide 18.

- Other businesses should either increase the value of the Company's shares or be divested to eliminate the Company's indebtedness.

- This approach will require new executive and Board leadership with a proven commitment to creating shareholder value.

BARINGTON

Contact Information



**888 Seventh Avenue
6th Floor
New York, NY 10019
www.barington.com
Office: (212) 974-5735**